News Release	TSX, AMEX Symbol: NG

NovaGold Comments on Barrick’s Decision to Waive Minimum Tender Condition

November 10, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX: NG, AMEX: NG) responded today to the decision by Barrick Gold Corporation (TSX: ABX, NYSE: ABX) to waive the minimum tender condition of its hostile takeover bid for NovaGold. Barrick’s originally announced condition to obtain at least 75% of NovaGold’s fully diluted shares was reduced to at least 50.1%, with the recognition that NovaGold’s management and directors along with its largest shareholders hold over 40% of NovaGold’s shares on a fully diluted basis. After the recent weak response to Barrick’s latest “best and final” November 7, 2006 deadline, Barrick has announced that it will take up any shares that are tendered to it at US$16 per share on November 21, 2006.

“It appears clear that in waiving the 50.1% minimum condition, Barrick is acknowledging that they will not gain a controlling interest in NovaGold through this undervalued bid. Barrick seems to now agree with our other shareholders that at US$16, NovaGold shares are better than money in the bank,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “The current bid level still represents a discount to NovaGold’s pre-bid trading price highs. NovaGold shareholders have overwhelmingly rejected Barrick’s bid over almost four months and five extensions as completely inadequate for NovaGold’s world-class assets and huge potential value from successful development of its projects.

“Waiving the minimum tender condition means Barrick is prepared to pay US$16 per share, without gaining control of NovaGold. This confirms the view of NovaGold’s Board that the bid price does not include an adequate control premium,” Mr. Van Nieuwenhuyse continued. “With the recent rebound in gold prices since the July and October lows, and the substantial progress on all of NovaGold’s projects, Barrick’s US$16 per share bid may now represent a floor for NovaGold’s share price.”

Mr. Van Nieuwenhuyse noted that an investment in NovaGold shares would allow Barrick shareholders to benefit from NovaGold’s growth potential as it advances its projects and increases the value of the Company. Barrick’s possible investment in NovaGold would also mitigate the impact of the potential loss of Barrick’s opportunity to earn a 70% interest in the Donlin Creek project. NovaGold believes Barrick cannot meet the conditions of its back-in agreement at the project, and majority ownership of Donlin Creek will remain with NovaGold.

“We remain committed to executing our long-term strategic plan and delivering value to all NovaGold shareholders,” added Mr. Van Nieuwenhuyse. “Whatever Barrick’s actions, we will take all necessary steps to act in the best interest of our shareholders. NovaGold’s Board of Directors continues to recommend that shareholders reject Barrick’s US$16 bid and not tender their shares, and reminds shareholders who have tendered that they can still withdraw those shares.”

Shareholders who have tendered may withdraw their shares until Barrick’s extended bid expires. Shareholders who wish to withdraw their tendered shares can contact Innisfree M&A Incorporated for assistance toll-free at 1-877-750-5837 or collect at 212-750-5833.

About Barrick’s Extended Unsolicited Takeover Bid for NovaGold

Barrick’s hostile takeover bid has been extended for a fifth time to 11:59 PM Toronto time on November 21, 2006, with no increase to the amended offer of US$16.00 per share in cash. On October 30, 2006, based on the recommendation of the Special Committee, NovaGold’s Board of Directors unanimously recommended that shareholders reject Barrick’s hostile bid to acquire all of the outstanding shares of NovaGold and approved a Notice of Change to its Directors’ Circular containing its recommendation to NovaGold shareholders. The Board determined that Barrick’s US$16.00 per share bid is inadequate and undervalues NovaGold’s world-class gold and copper projects and the Company’s growth potential.

Shareholders are urged to read the August 12, 2006 Directors’ Circular and Solicitation/ Recommendation Statement on Schedule 14D-9, the Notices of Change to the Directors’ Circular dated August 24, 2006 and October 30, 2006, and any amendments thereto when they become available, because they will contain important information. The Directors’ Circular, the Notices of Change to the Directors’ Circular and Solicitation/Recommendation Statement have been, and any future amendments will be, filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov. The Directors’ Circular and Notices of Change to the Directors’ Circular and any amendments will also be available at www.sedar.com. In addition, these materials may be obtained free of charge from NovaGold by directing a request to NovaGold’s corporate secretary at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227. Other reports filed by or furnished to the U.S. or Canadian securities regulatory authorities by NovaGold may also be obtained free of charge at www.sec.gov, www.sedar.com or from NovaGold’s corporate secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding future developments in Barrick’s tender offer for all of NovaGold’s outstanding shares, development in the market for NovaGold’s shares and future share prices, and Barrick’s ability to meet the conditions of the Donlin Creek Mining Venture Agreement are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in litigation, including litigation concerning Barrick and the Donlin Creek property, Pioneer Metals Corporation and the Galore Creek property; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto; uncertainties about the conduct of Barrick’s tender offer, and response of shareholders to the offer, including any future modifications to the terms of Barrick’s tender offer; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals for Galore Creek and other projects; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and Notices of Change to the Directors’ Circular under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

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Contacts

Investors:

Greg Johnson
Vice President, Corporate Communications and
Strategic Development
(604) 669-6227 or 1-866-669-6227

Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833	Media: John Lute / Peter Aterman Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449